UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

 (CUSIP Number)

Eric R. Smith

Venable LLP

750 East Pratt Street, Suite 900, Baltimore, MD 21202 (410)244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 19, 2020

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,495,637
	8	SHARED VOTING POWER 124,750
	9	SOLE DISPOSITIVE POWER 1,495,637
	10	SHARED DISPOSITIVE POWER 124,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 8 to Schedule 13D amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 24, 2012, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on March 20, 2020, Amendment No. 5 filed on July 22, 2020, Amendment No. 6 filed on August 3, 2020 and Amendment No. 7 filed on September 25, 2020 (as amended, the “Schedule 13D”) by Mr. Robert B. Barnhill, Jr. (the “Reporting Person”).

Item 4.                   Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Reporting Person and the other participants named therein filed a definitive consent solicitation statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) on October 14, 2020, which was amended on October 15, 2020 solely to reflect the disclosure by the Issuer of the number of outstanding Shares as of the record date for soliciting consents (as amended, the “Consent Statement”). Pursuant to the Consent Statement, the Reporting Person is soliciting shareholders’ consents (the “Consent Solicitation”) to reconstitute the Issuer’s Board of Directors (the “Board”) by removing John D. Beletic, Jay G. Baitler, Paul J. Gaffney, Dennis J. Shaughnessy, and Morton F. Zifferer, Jr. (collectively, the “Subject Directors”) and replacing them with four highly qualified, independent director candidates — J. Timothy Bryan, John Diercksen, Emily Kellum (Kelly) Boss and Kathleen McLean. The Reporting Person is also soliciting shareholders’ consents in the Consent Solicitation to amend the Issuer’s Sixth Amended and Restated By-Laws (the “Bylaws”) to (i) repeal any provision adopted after August 7, 2020 without the approval of shareholders and (ii) reduce the percentage of shareholders required to call a special meeting to 25% of the aggregate number of votes held by the shares of stock of all classes then outstanding and entitled to vote at a special meeting (which was the standard prior to the Subject Directors and other compliant Board members further entrenching themselves by recently amending the Bylaws without shareholder approval to increase the threshold to 50%).

On October 19, 2020, the Reporting Person issued a public letter (the “Letter”) to the Issuer’s shareholders announcing the launch of the Consent Solicitation and the filing of the Consent Statement. The Letter raises several issues which include, among other concerns the Reporting Person has related to the mismanagement of the Issuer and its consequential operational underperformance and strategic failures, the following:

•	the Board continues to turn a blind eye to shareholder concerns, leaving several critical operational issues unremedied and ultimately leading to further value destruction;
•	a reconstituted Board with significantly more relevant industry expertise, increased diversity and greater shareholder representation is needed to provide enhanced accountability to shareholders and restore the Issuer’s strategic direction; and
•	the Subject Directors may seek to use scare tactics, spurious litigation, and a host of overpaid advisors to defend their jobs on the dime of all shareholders.

Though the Letter includes many of the Reporting Person’s concerns, it is not all-inclusive, as the Reporting Person limited the substance of the Letter in an effort to make it more digestible for other concerned shareholders who may read it. The Reporting Person may decide to issue an additional letter further describing failures of the Issuer, as a means of continuing to inform fellow shareholders of the urgent need for change at the Issuer. The foregoing is qualified in its entirety by reference to the Letter, the body of which is incorporated herein and attached hereto as Exhibit 99.1.

The Reporting Person intends to continue to engage in discussions with the Issuer’s Board and management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy, capitalization and/or Board composition. These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 5.                   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The information set forth in rows 7 through 13 of the cover page to this Amendment No. 8 to Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 8,760,562 outstanding Shares as of October 13, 2020, as reported in the Issuer’s consent revocation statement on Schedule 14A filed on October 15, 2020.

(a) The Reporting Person is the beneficial owner of 1,620,387 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s child but of which the Reporting Person is the sole manager, 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees. A portion of the 1,277,387 Shares held by the Reporting Person have been transferred to a revocable trust created by the Reporting Person for estate planning purposes and of which the Reporting Person is the sole trustee.

(b)           (i) The Reporting Person has sole power to vote 1,495,637 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s child but of which the Reporting Person is the sole manager.

(ii) The Reporting Person shares power to vote 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees.

(iii) The Reporting Person has sole power to dispose of 1,495,637 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s child but of which the Reporting Person is the sole manager.

(iv) The Reporting Person shares power to dispose of 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees.

(c)  Not applicable.

(d) The charitable foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (the “Economic Rights”), the 26,500 Shares held by the charitable foundation. The Reporting Person’s spouse, in addition to the Reporting Person, has Economic Rights with respect to the 67,500 Shares held directly by the Reporting Person’s spouse. The Reporting Person’s child has Economic Rights with respect to the 218,250 Shares owned by the two limited liability companies and the 30,750 Shares owned by the trust.

(e) Not applicable.

Item 7.                   Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit 99.1           Letter to Shareholders of Issuer, dated October 19, 2020.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 20, 2020

/s/ Robert B. Barnhill, Jr.